

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2015

Mr. Evan Jones
Chief Executive Officer
OpGen, Inc.
708 Quince Orchard Road, Suite 160
Gaithersburg, MD 20878

      Re: OpGen, Inc.
              Registration Statement on Form S-1
              Filed March 3, 2015
              File No. 333-202478

Dear Mr. Jones:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 10

1. We note that the number of shares of your common stock to be outstanding after the offering excludes up to 1,500,000 shares of common stock reserved for future issuance upon the conversion of your 2015 convertible notes. We further note that your pro forma financial information on pages 11-12 also does not include the 1,500,000 shares of common stock that may be issued upon the conversion of the 2015 convertible notes. Please tell us why you have excluded these shares.

Capitalization, page 40

2. We note your disclosure on page 107 of the underwriters' warrants that you have agreed to pay the underwriters. To the extent applicable, please disclose that your capitalization and dilution tables exclude the shares issuable upon exercise of the underwriters' warrants to be issued in connection with this offering.

Liquidity and Capital Resources, page 48

3. We note the revised disclosure on page 48, including the statement that you believe cash will be sufficient to fund operations through the second quarter. Please disclose the operational impact in the event you are unable to secure funding at that time.

Business

4. We note your response to prior comment 1. We also note the revised disclosure on pages 2 and 52 regarding the "early look 'Partner-Pilot-Program' described in 'Business.'" Please revise to further clarify the material phases and requirements for moving from a pilot program to a revenue generating relationship.

Executive Compensation, page 84

5. We note that you removed the 2012 fiscal year end compensation. Please add back such compensation.

Notes to Financial Statements, page F-7

Note 6 – Redeemable Convertible Preferred Stock, page F-16

6. Please provide us with a detailed analysis as to what consideration was given to recording a beneficial conversion feature for the Series A Redeemable Convertible Preferred Stock sold in 2014 (page F-16), the 2014 convertible notes (page F-19) and 2015 convertible notes (page F-27). Please note that we may also have additional comments on your accounting for beneficial conversion features once you have disclosed an estimated offering price.

Note 8 – Shares and Share-Based Compensation, page F-20

Stock Options, page F-20

7. We note on page F-21 that on October 23, 2014 the Company's Board of Directors approved grants of stock options to acquire 862,500 shares of common stock under the 2008 Plan, contingent upon obtaining and approving an independent valuation of the fair value of the Company's common stock. We further note on page 89 that Dr. McCarthy received a stock option to acquire 15,000 shares of common stock on October 23, 2014, and the exercise price was $0.61 per share. Please confirm our understanding that the grant date for these options was October 23, 2014 and, if so, explain to us why you have not included these options in your 2014 financial statement disclosures or recognized stock-based compensation expense related to them in fiscal 2014.

8. Please note that we may also have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price. In this regard, we may ask you to explain the reasons for valuations of equity issuances that appear unusual (e.g., unusually steep increases in the fair value of the underlying shares leading up to the IPO).

Exhibits

9. Please file the form of charter documents to be in effect after the offering.

10. We note the following schedule to Exhibit 10.9: "Form of Amended and Restated Intercreditor Agreement." Please advise us of the intended parties to and purposes of the agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Mary J. Mullany, Esq.
        Ballard Spahr LLP